July 22, 2013 Via EDGAR System
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CLIENT/MATTER NUMBER
055573-0104

U.S. Securities and Exchange Commission Attention: Dalia Osman Blass, Assistant Director Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549-4720
Re:	Precidian ETFs Trust; File No. 812-14180

Ladies and Gentlemen:

On behalf of Precidian ETFs Trust (the “Trust”), Precidian Funds LLC (the “Adviser”) and Foreside Fund Services, LLC (“Foreside” and Foreside together with the Trust and the Adviser, the “Applicants”), on July 18, 2013 we submitted an application (the “Application”) seeking an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), that would grant an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act that would grant an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act that would grant an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.  After discussing the Application with the Staff of the Securities and Exchange Commission (the “Staff”), the Applicants hereby request that the Securities and Exchange Commission consent to the withdrawal of the Application and the related response letter.

The Applicants request this withdrawal with regard to the Application, and the related response letter, as it is the preference of the Applicants and the Staff that the Application be filed as an amendment to the exemptive order under File No. 812-14116.  The Applicants will file such amendment on July 22, 2013.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:           Mary Kay French, Branch Chief
Deepak T. Pai, Senior Counsel

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